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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                            (Amendment No. ________)*

                              E COM VENTURES, INC.
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                                (Name of Issuer)

                          Common Stock, $.01 Par Value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  848907 10 1
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                                 (CUSIP Number)

                               ANTHONY SILVERMAN
                            7305 E. DEL ACERO DRIVE
                           SCOTTSDALE, ARIZONA 85258
                                  480.657.7083
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 APRIL 17, 2003
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

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CUSIP No. 848907 10 1             SCHEDULE 13D                      Page 2 of 10
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1.   Names of Reporting Persons. I.R.S. Identification Nos. of above persons
     (entities only).

     Anthony Silverman
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2.   Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                         [ ] (a)
                                                                         [ ] (b)
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3.   SEC Use Only


--------------------------------------------------------------------------------
4.   Source of Funds (See Instructions)

     PF
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5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to
     Items 2(d) or 2(e)                                                      [ ]

--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization

     United States of America
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Number of       7.  Sole Voting Power
Shares              200,400
Beneficially        ------------------------------------------------------------
Owned by        8.  Shared Voting Power
Each                None
Reporting           ------------------------------------------------------------
Person With     9.  Sole Dispositive Power
                    200,400
                    ------------------------------------------------------------
               10.  Shared Dispositive Power
                    None
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11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     200,400
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                                      [ ]

--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)

     8% (Based on a total of 2,506,834 shares of Common Stock issued as stated
        in the Issuer's Quarterly Report on Form 10Q, filed on December 17,
        2002)
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)

     IN
--------------------------------------------------------------------------------

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CUSIP No. 848907 10 1             SCHEDULE 13D                      Page 3 of 10
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1.   Names of Reporting Persons. I.R.S. Identification Nos. of above persons
     (entities only).

     Michael E. Jacobson
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                         [ ] (a)
                                                                         [ ] (b)
--------------------------------------------------------------------------------
3.   SEC Use Only


--------------------------------------------------------------------------------
4.   Source of Funds (See Instructions)

     PF
--------------------------------------------------------------------------------
5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to
     Items 2(d) or 2(e)                                                      [ ]

--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization

     United States of America
--------------------------------------------------------------------------------
Number of       7.  Sole Voting Power
Shares              25,000
Beneficially        ------------------------------------------------------------
Owned by        8.  Shared Voting Power
Each                None
Reporting           ------------------------------------------------------------
Person With     9.  Sole Dispositive Power
                    25,000
                    ------------------------------------------------------------
               10.  Shared Dispositive Power
                    None
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     25,000
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                                      [ ]

--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)

     1% (Based on a total of 2,506,834 shares of Common Stock issued as stated
        in the Issuer's Quarterly Report on Form 10Q, filed on December 17,
        2002)
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)

     IN
--------------------------------------------------------------------------------

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CUSIP No. 848907 10 1             SCHEDULE 13D                      Page 4 of 10
--------------------------------------------------------------------------------

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

     Steven M. Melson and Mishawn Nelson
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                         [ ] (a)
                                                                         [ ] (b)
--------------------------------------------------------------------------------
3.   SEC Use Only


--------------------------------------------------------------------------------
4.   Source of Funds (See Instructions)

     PF
--------------------------------------------------------------------------------
5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to
     Items 2(d) or 2(e)                                                      [ ]

--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization

     United States of America
--------------------------------------------------------------------------------
Number of       7.  Sole Voting Power
Shares              None
Beneficially        ------------------------------------------------------------
Owned by        8.  Shared Voting Power
Each                None
Reporting           ------------------------------------------------------------
Person With     9.  Sole Dispositive Power
                    None
                    ------------------------------------------------------------
               10.  Shared Dispositive Power
                    None
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     -0-
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                                      [ ]

--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)

     0% (Based on a total of 2,506,834 shares of Common Stock issued as stated
        in the Issuer's Quarterly Report on Form 10Q, filed on December 17,
        2002)
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)

     IN
--------------------------------------------------------------------------------

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CUSIP No. 848907 10 1             SCHEDULE 13D                      Page 5 of 10
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ITEM 1. SECURITY AND ISSUER

This statement relates to the Common Stock, $.01 par value, (the "Common Stock"), of E Com Ventures, Inc., (E Com) a Florida corporation (the "Issuer"). The principal Executive Office of the Issuer is located at 11701 NW 101st Road, Miami, FL 33178.

ITEM 2. IDENTITY AND BACKGROUND

Anthony Silverman resides at 7305 E. Del Acero Drive, Scottsdale, Arizona 85258. He is a private investor who, for the greater part of the past 10 years has engaged in business as a registered securities professional.

Michael E. Jacobson resides at P.O. Box 3712, Carefree, Arizona 85377. He is a private investor who, for the greater part of the past 10 years has been employed as a registered securities professional.

C & D. Steven M. Nelson and Mishawn Nelson are husband and wife who reside at 14437 North 14th Place, Phoenix, Arizona 85022. Steven M. Nelson is a private investor who, for the greater part of the past 10 years has been employed as a registered securities professional. Mishawn Nelson is a private investor and homemaker.

All of the Reporting Persons are citizens of the United States.

During the past five years, none of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

During the past five years, none of the Reporting Persons was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws as a party to a civil proceeding of a judicial or administrative body of competent jurisdiction.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The Reporting Persons purchased, each for his or her own account and each acting independently of the other Reporting Persons, the number of shares of the Common Stock of the Issuer shown for each above in the open market with their own funds.

ITEM 4. PURPOSE OF TRANSACTION

Each of the Reporting Persons acquired the Common Stock in the open market for general investment purposes.

Except as further described in this Item 4, none of the Reporting Persons have present plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer (b) an extraordinary corporate transaction such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries, (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries, (d) any change in the present board of directors or management of the Issuer, (e) any material change to the present capitalization or dividend policy of the Issuer, (f) any other material change in the Issuer's business or corporate structure, (g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person,
(h) causing a class of  securities  of the Issuer to be delisted from a national

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CUSIP No. 848907 10 1             SCHEDULE 13D                      Page 6 of 10
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securities exchange or to cease to be authorized to be quoted on an inter-dealer quotation system of a registered national securities association, (i) a class of
equity   securities  of  the  Issuer   becoming   eligible  for  termination  of
registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended, or (j) any action similar to any of those enumerated above.

The Reporting Persons have dissolved the Group whose existence was reported on August 20, 2002.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

     (a) The aggregate number and percentage of shares of Common Stock of the Issuer beneficially owned by the persons identified in Item 2 is as follows:

                              Aggregate Number of      Percentage
     Beneficial Owner             Shares Owned          of Class
     ----------------             ------------          --------
     Anthony Silverman               200,400                8
     Michael E. Jacobson*             25,000                1
     Steven M. Nelson and
       Mishawn Nelson                    -0-              -0-

* Includes shares held as Custodian for: August Jacobson, 1500 shares, Brett Jacobson, 1500 shares, and Margaret Jacobson, 1500 shares. Does not include 1000 shares held by an Individual Retirement Account for the benefit of Barbara Jacobson, his wife.

(b) The number of shares of Common Stock as to which there is sole power to direct the vote, shares power to vote or to direct the vote, sole power to dispose or direct the disposition, or shared power to dispose or direct the disposition for each of the Reporting Persons is set forth on the cover pages.

(c) The Reporting Persons effected the following transactions in the Common Stock since August 20, 2002, the date of their previous report on Schedule 13D:

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CUSIP No. 848907 10 1             SCHEDULE 13D                      Page 7 of 10
--------------------------------------------------------------------------------

ANTHONY SILVERMAN

          DATE            TRANSACTION         QUANTITY           PRICE
          ----            -----------         --------           -----
          9/23/02             Buy                500              4.35
          9/24/02             Buy              1,000              4.05
          10/10/02            Buy              2,016              4.05
          10/14/02            Buy              2,000              4.11
          10/18/02            Buy              1,000              4.05
          10/21/02            Buy              1,000              4.00
          10/22/02            Buy              5,800              3.88
          11/4/02             Buy              1,500              4.30
          11/6/02             Buy              1,000              4.25
          11/8/02             Buy                500              4.19
          11/12/02            Buy              1,200              4.20
          11/13/02            Buy              1,500              4.20
          11/19/02            Buy              1,000              4.11
          11/21/02            Buy              2,550              4.09
          11/21/02            Buy              1,250              4.16
          11/27/02            Buy              1,200              4.05
          11/29/02            Buy                800              4.01
          12/3/02             Buy              1,000              4.10
          12/4/02             Buy              1,000              4.20
          12/11/02            Buy              1,000              3.83
          12/12/02            Buy              7,000              4.04
          12/13/02            Buy              2,100              3.90
          2/18/02             Buy              1,000              3.85
          2/19/02             Buy                700              3.25
          2/19/02             Buy              4,000              3.81
          12/20/02            Buy                600              3.92
          12/23/02            Buy              2,000              3.96
          12/24/02            Buy              1,000              3.56
          12/29/02            Buy                500              3.69
          12/30/02            Buy                300              3.69
          1/23/03             Buy              1,000              4.00
          2/4/03              Buy                500              3.69
          2/7/03              Buy                500              3.69
          2/12/03             Buy              1,000              3.75
          2/14/03             Buy              1,000              3.39
          2/18/03             Buy                300              3.66
          2/18/03             Buy              2,000              3.78
          2/19/03             Buy                700              3.95
          2/20/03             Buy              4,000              3.91
          2/21/03             Buy              1,000              3.78
          2/24/03             Buy              1,100              4.55
          2/26/03             Buy              1,000              4.24
          2/27/03             Buy              4,600              4.29
          2/28/03             Buy              1,300              4.37
          3/3/03              Buy              3,000              4.12
          3/4/03              Buy              1,500              4.00
          3/11/03             Buy              1,000              3.90
          3/14/03             Buy              1,000              3.85
          3/19/03             Buy              2,000              3.80
          3/20/03             Buy              5,000              3.80
          3/24/03             Buy              2,300              3.80
          3/26/03             Buy              1,000              3.73
          4/1/03              Buy              3,000              3.62
          4/2/03              Buy              4,200              3.35
          4/3/03              Buy              1,000              3.39
          4/4/03              Buy              1,000              3.39
          4/11/03             Buy             11,300              2.82
          4/15/03             Buy                800              3.29
          4/16/03             Buy              1,000              3.15

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CUSIP No. 848907 10 1             SCHEDULE 13D                      Page 8 of 10
--------------------------------------------------------------------------------

MICHAEL E. JACOBSON

          DATE            TRANSACTION         QUANTITY           PRICE
          ----            -----------         --------           -----
          10/30/02            Buy              1,000              4.30
          11/7/02             Buy              1,000              4.15
          11/13/02            Buy                600              4.11
          11/21/02            Buy                400              4.169
          12/5/02             Buy                600              3.93
          12/5/02             Buy                400              3.95
          12/12/02            Buy                600              3.82
          12/12/02            Buy                100              3.84
          1/3/03              Buy                400              3.87
          2/6/03              Buy                300              3.72
          2/18/03             Buy                300              4.00
          2/18/03             Buy                300              4.04
          2/19/03             Sell             1,000              4.59
          2/20/03             Sell             2,000              5.00
          2/26/03             Buy              1,000              4.10
          2/26/03             Buy                500              4.04
          2/26/03             Buy                500              4.05
          2/27/03             Buy                300              3.94
          2/27/03             Buy                700              3.95
          4/11/03             Buy                300              2.86
          4/11/03             Buy                100              2.88
          4/11/03             Buy                100              2.90

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CUSIP No. 848907 10 1             SCHEDULE 13D                      Page 9 of 10
--------------------------------------------------------------------------------

STEVEN M. NELSON & MISHAWN NELSON

          DATE            TRANSACTION         QUANTITY           PRICE
          ----            -----------         --------           -----

          8/20/02             Sell               500              4.39
          8/21/02             Sell               200              4.39
          8/21/02             Sell               200              4.35
          8/21/02             Sell               600              4.35
          8/21/02             Sell               500              4.39
          8/26/02             Buy                500              4.01
          9/11/02             Sell               500              4.9
          9/11/02             Sell               500              4.9
          9/11/02             Sell               500              4.9
          10/3/02             Sell               200              4.05
          10/3/02             Sell               800              4.05
          10/29/02            Buy                500              4.35
          10/29/02            Buy                100              4.35
          10/29/02            Buy                100              4.47
          10/29/02            Buy                100              4.47
          10/29/02            Buy                100              4.47
          10/29/02            Buy                100              4.47
          10/30/02            Buy              1,000              4.26
          11/1/02             Buy                500              4.25
          11/1/02             Buy                500              4.25
          11/4/02             Sell               500              4.17
          11/6/02             Buy                500              4.16
          12/12/02            Buy                200              4.09
          12/12/02            Buy                300              4.09
          12/12/02            Buy                300              4.10
          1/23/03             Buy              1,000              3.88
          2/14/03             Buy                500              4.00
          2/14/03             Buy              1,500              4.00
          2/18/03             Sell               200              4.44
          2/18/03             Sell               200              4.41
          2/18/03             Sell               300              4.36
          2/18/03             Sell               300              4.36
          2/19/03             Sell               300              4.26
          2/19/03             Sell               700              4.25
          2/19/03             Sell               100              4.45
          2/19/03             Sell               400              4.45
          2/19/03             Sell               200              4.45
          2/19/03             Sell               300              4.45
          2/19/03             Sell               200              4.45
          2/19/03             Sell               100              4.45
          2/19/03             Sell               500              4.45
          2/19/03             Sell               200              4.45
          2/19/03             Sell               200              4.45
          2/19/03             Sell               800              4.45
          2/19/03             Sell               500              4.60
          2/19/03             Sell             1,500              4.55
          2/20/03             Buy              1,400              4.40
          2/20/03             Buy                100              4.50
          2/20/03             Buy                300              4.29
          2/20/03             Buy                200              4.30
          2/26/03             Sell             1,000              4.15
          4/1/03              Sell             1,500              3.50
          4/1/03              Sell               200              3.50
          4/1/03              Sell             3,300              3.50

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CUSIP No. 848907 10 1             SCHEDULE 13D                     Page 10 of 10
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In addition, the Reporting Persons have dissolved the group previously  reported on Schedule 13D dated August 20, 2002.

(d) Not applicable.

(e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

See Item 4.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Not applicable.

                                    SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


April 21, 2003
--------------
    (Date)


By: /s/ Anthony Silverman
    -------------------------
    Anthony Silverman

  ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL
                    CRIMINAL VIOLATIONS (see 18 U.S.C. 1001).